
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

August 16, 2010

Via U.S. Mail

Mr. Brian A. Kenney, Chief Executive Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

> **Re:** **GATX Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed July 28, 2010**
> **Form DEF 14A**
> **Filed March 12, 2010**
> **File No. 001-02328**

Dear Mr. Kenney:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 9

1. We note in the opening paragraph to the risk factors section that you refer to other risks not described in the risk factors. All material risks should be described in this section. In future filings, please do not reference risks that you do not deem material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Non-GAAP Financial Measures, page 47

2. We note that the company has presented the non-GAAP measures "Income from continuing operations, excluding tax benefits and other items" and "Diluted earnings per share, excluding tax benefits and other items in the table on page 48. Please revise your disclosures with respect to these and any other non-GAAP measures presented in future filings to explain why management believes the presentation of these non-GAAP measures provides useful information to investors. Refer to the guidance outlined in Item 10(e)(i) of Regulation S-K.

Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 3. Significant Accounting Policies, page 55
Operating Assets and Facilities, page 56

3. We note the disclosure on page 56 indicating that during 2009, ASC increased the estimated useful lives of certain vessels from 50 to 65 years. Please tell us and revise the notes to the company's financial statements in future filings to explain the nature and timing of the changes in facts or circumstances that resulted in this change in estimated useful life of certain vessels during 2009. Also, in future filings, please ensure that the notes to the company's financial statements include the disclosures required by ASC 250-10-50-4 with respect to this change in estimate.

Note 4. Supplemental Cash Flow and Noncash Investing and Financing Transactions, page 61
Noncash Investing and Financing Transactions, page 61

4. We refer to footnote (a) which describes a balance sheet "reclassification" of a money market fund. Please tell us where the money market fund was reclassified from and to within the balance sheet and explain why such non-cash reclassification resulted in cash activity within cash flows from investing activities during 2008. As part of your response, please indicate whether the illiquidity in the investment resulted in an impairment analysis and related impairment charge during 2008. If no impairment charge was considered necessary, please explain why. We may have further comment upon receipt of your response.

Note 5. Leases, page 61

5. Please revise future filings to disclose the initial direct costs associated with your direct financing leases in accordance with ASC 840-30-50-4.

Note 7. Variable Interest Entities, page 64

6. We note that the variable interest entities in which the company holds investments have obtained financing through loans from its equity investors. In this regard, please tell us, and revise future filing to include the disclosures required by ASC 810-10-50-12c and d.

Note 14. Earnings per Share, page 83

7. Please tell us how you have considered the Phantom Stock Awards disclosed in Note 11 in your diluted earnings per share calculations. It appears as though such amounts should be included within diluted earnings per share given that the settlement to be made requires the issuance of common stock. Please refer to ASC 260-10-45-45. Please advise or revise as appropriate.

Note 24. Selected Quarterly Financial Data (unaudited), page 97

8. We note a substantial increase in third quarter 2008 gross income and net income. In this regard, please revise future filings to disclose the nature and amount of any unusual items that impacted your quarterly results of operations for the various periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Discussion of Operating Results, page 17
Other, page 26

9. We note from the discussion on page 26 that other income and expense for the first six months of 2009 consisted primarily of the reversal of a non-income tax accrual. Please tell us the amount and specific nature of this accrual including when it was initially established and why and explain the nature and timing of the events or circumstances that occurred during the six months ended June 30, 2009 that resulted in the reversal of this accrual during the period. We may have further comment upon receipt of your response.

Definitive Proxy Statement on Schedule 14A

Use of Compensation Survey Data, page 16

10. We note that you target executive salaries to what you believe to be comparable to the "median range" of salary levels paid to executives at similarly-sized companies. As such, it appears that you use benchmarking to determine levels of executive compensation. In future filings, please disclose the companies against which you benchmark, including those that appear in any executive compensation surveys that you rely on in determining levels of compensation or advise as to why this is not necessary. In your disclosure in future filings, please also be specific as to where your compensation falls compared to the compensation of companies to which you benchmark.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief